

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

November 30, 2006

By Facsimile and U.S. Mail

Richard C. Green
Chief Executive Officer
Aquila, Inc.
20 West Ninth Street
Kansas City, Missouri 64105

> **Re: Aquila, Inc.**
> **Form 10-K fiscal year ended December 31, 2005**
> **Filed March 7, 2006**
> **File No. 001-03562**

Dear Mr. Green:

        We have reviewed your response letter dated November 17, 2006, and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K December 31, 2005

Three-Year Review – Gas Utilities, page 48

1.   We note your response to our prior comment 4 of our letter dated November 3, 2006. Where a company includes in its MD&A a discussion of segment profitability including non-GAAP measures, the company also should include in the segment discussion in the MD&A a complete discussion of the reconciling items that apply to the particular segment being discussed. We do not believe reference to the reconciliation on page 42 is responsive to the particular segment. Please revise. If you disagree, please provide us with a documented response with your basis for reaching your conclusion. See FAQ 19 on the Use of non-GAAP Financial Measures.

     As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment. Please file your response letter on EDGAR as a correspondence file.

     You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Robert Babula, Review Staff Accountant (202) 551- 3339 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief